CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Prudential Fixed Income, we hereby consent to reference to the firm-wide verification for the period January 1, 2007 to December 31, 2014 issued by ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus for the Prudential Floating Rate Income Fund.

June 20, 2016

ACA Performance Services, LLC

By: /s/Theodore Eichenlaub
Theodore Eichenlaub
Executive Vice President